UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Independence Contract Drilling, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

453415309
(CUSIP Number)

Arthur Einav ROYAL BANK PLAZA, SOUTH TOWER 200 BAY STREET, SUITE 2700, P.O. BOX 27 TORONTO, ON M5J 2J2, CANADA (416) 943-6448
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 16, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 453415309	SCHEDULE 13D	Page 2 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sprott Resource Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,533,181
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,533,181
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,533,181
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 453415309	SCHEDULE 13D	Page 3 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sprott Resource Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,533,181
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,533,181
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,533,181
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 453415309	SCHEDULE 13D	Page 4 of 7

Item 1.  Security and Issuer.

This Amendment No. 1 to Schedule 13D relates to the shares of Common Stock, par value $0.01 per share (the “Shares”), of Independence Contract Drilling, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 11601 North Galayda Street, Houston, Texas 77086.

Capitalized terms used and not defined in this Amendment No. 1 shall have the meanings ascribed to them in the Statement as previously amended.

Item 2.  Identity and Background.

This Schedule 13D is being filed by Sprott Resource Corp., a corporation existing under the laws of Canada (“SRC”), and Sprott Resource Partnership, a general partnership existing under the laws of Ontario, Canada (“Sprott Partnership” and, together with SRC, the “Reporting Persons”).  The Shares reported in this Schedule 13D are owned directly by Sprott Partnership, which is controlled by SRC. SRC is an indirect beneficial owner of the reported securities.  Each of the Reporting Persons specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

The principal business address of each of the Reporting Persons is, and each of their head offices are located at, Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2700, PO Box 27, Toronto, Ontario M5J 2J2.

SRC principally invests and operates, through Sprott Partnership, in the natural resource sector.  SRC holds all voting partnership units of Sprott Partnership.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Reporting Persons are set forth in Schedule A attached hereto, which is incorporated by reference herein.

Item 3.  Source or Amount of Funds or Other Consideration.

No material change

Item 4.  Purpose of Transaction.

Item 4 is hereby amended by inserting the following after the end thereof:

On August 22, 2016, Mr. Arthur Einav resigned from service on the board of directors of the Issuer.

CUSIP No. 453415309	SCHEDULE 13D	Page 5 of 7

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a)  References to percentage ownerships of Shares in this Schedule 13D are based upon the 37,646,398 Shares issued and outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, filed with the Securities Exchange Commission on July 28, 2016.  The Shares reported in this Schedule 13D are owned directly by Sprott Partnership, which is controlled by SRC. SRC is an indirect beneficial owner of the reported securities.  Each of the Reporting Persons specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein. As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 3,533,181 Shares, constituting approximately 9.4% of the outstanding Shares.

(b)  Sprott Partnership has the sole voting power and sole dispositive power with regard to 3,533,181 Shares, and has the shared voting power and shared dispositive power with regard to no additional Shares.  SRC, by virtue of holding all voting partnership units of Sprott Partnership (as disclosed in Item 2), has the sole voting power and sole dispositive power with regard to the 3,533,181 Shares, and has the shared voting power and shared dispositive power with regard to no additional Shares.

(c)  On August 16, 2016, Sprott Partnership sold 1,000,000 Shares at a price of $4.50 per share (net of commissions) in an open market transaction.

On August 19, 2016, Sprott Partnership received 4,090 Shares upon vesting of restricted shares granted to Mr. Arthur Einav on August 20, 2014.   Sprott Partnership and Mr. Einav had previously agreed that, upon vesting of restricted shares held by Mr. Einav, direct ownership thereof passes to Sprott Partnership.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by inserting the following after the end thereof:

On August 22, 2016, Mr. Arthur Einav resigned from service on the board of directors of the Issuer.

CUSIP No. 453415309	SCHEDULE 13D	Page 6 of 7

Item 7.  Material to Be Filed as Exhibits.

Exhibit A:
Registration Rights Agreement by and among Independence Contract Drilling, Inc., FBR Capital Markets & Co., Sprott Resource Partnership, Independence Contract Drilling LLC, 4D Global Energy Investments plc and Global Energy Services Operating, LLC, dated March 2, 2012 (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on June 19, 2014 (File No. 333-196914)).

Exhibit B:
Acknowledgement and Registration Rights Agreement, entered into as of July 17, 2014, by and among Independence Contract Drilling, Inc., FBR Capital Markets & Co., Sprott Resource Partnership, Independence Contract Drilling LLC, and Global Energy Services Operating, LLC (incorporated herein by reference to Exhibit 10.22 to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on July 18, 2014 (File No. 333-196914)).

Exhibit C:
Letter agreement by and among Independence Contract Drilling, Inc., Independence Contract Drilling LLC, Global Energy Services Operating, LLC, 4D Global Energy Investments plc and Sprott Resource Partnership, dated March 1, 2012 (incorporated herein by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1 as confidentially submitted to the Securities and Exchange Commission on May 13, 2014 and publicly filed on June 10, 2014 (File No. 333-196914)).

CUSIP No. 453415309	SCHEDULE 13D	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 22, 2016

Sprott Resource Partnership

By: Sprott Resource Corp.
By:	/s/ Arthur Einav
	Name: Title:	Arthur Einav General Counsel, Corporate Secretary and Managing Director

Sprott Resource Corp.
By:	/s/ Arthur Einav
	Name: Title:	Arthur Einav General Counsel, Corporate Secretary and Managing Director

Schedule A

Name	Business Address	Citizenship	Principal Occupation
Stephen Yuzpe	Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2750, P.O. Box 90, Toronto, ON M5J 2J2, Canada	Canadian
President, Chief Executive Officer and Director, Sprott Resource Corp. (a resource-focused private equity investment company), Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2750, P.O. Box 90, Toronto, ON M5J 2J2, Canada

Michael Staresinic	Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2750, P.O. Box 90, Toronto, ON M5J 2J2, Canada	Canadian
Chief Financial Officer, Sprott Resource Corp. (a resource-focused private equity investment company), Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2750, P.O. Box 90, Toronto, ON M5J 2J2, Canada

Arthur Einav	Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2750, P.O. Box 90, Toronto, ON M5J 2J2, Canada	Canadian
General Counsel, Corporate Secretary and Managing Director, Sprott Resource Corp. (a resource-focused private equity investment company), Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2750, P.O. Box 90, Toronto, ON M5J 2J2, Canada

Andrew Stronach	Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2750, P.O. Box 90, Toronto, ON M5J 2J2, Canada	Canadian	Managing Director, Sprott Resource Corp. (a resource-focused private equity investment company), Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2750, P.O. Box 90, Toronto, ON M5J 2J2, Canada

Name	Business Address	Citizenship	Principal Occupation
Peter Grosskopf	Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2700, P.O. Box 27, Toronto, ON M5J 2J1, Canada	Canadian	Chief Executive Officer and Director, Sprott Inc. (an asset management company), Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2700, P.O. Box 27, Toronto, ON M5J 2J1, Canada
Terrence A. Lyons	2039 West 35th Avenue Vancouver, BC V6M 1J1, Canada	Canadian	Corporate Director
Lenard Boggio	3395 Redfern Place, North Vancouver, BC V7N 3W2, Canada	Canadian; Italian	Corporate Director
Joan Dunne	103 Timberstone Court, Calgary, AB T3Z 3M6, Canada	Canadian	Corporate Director
John Embry	Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2700, P.O. Box 27, Toronto, ON M5J 2J1, Canada	Canadian	Precious Metals Strategist, Sprott Inc. (an asset management company), Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2700, P.O. Box 27, Toronto, ON M5J 2J1, Canada
Ron F. Hochstein	885 West Georgia Street, Suite 2000, Vancouver, BC V6C 3E8, Canada	Canadian	President and CEO, Lundin Gold Inc. (a gold development company), 885 West Georgia Street, Suite 2000, Vancouver, BC V6C 3E8, Canada